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                                                                    EXHIBIT 23.4



                           INDEMNIFICATION AGREEMENT

     THIS INDEMNIFICATION AGREEMENT ("the Agreement") is made as of the 21 day of June, 2004 by and between PeopleSupport Inc. ("Company") and Gartner, Inc. ("Gartner").

     Gartner hereby consents to the use by Company in its S-1 ("Filing"), of the Gartner material set forth on the attached Exhibit A ("Gartner Information"), subject to the following terms and conditions.

     The Gartner Information in the Filing shall be presented as representing data or viewpoints published by Gartner, and not as a representation of fact. Company acknowledges that Gartner is unable to assume responsibility for third parties' reliance on information contained in the Filing, including Gartner Information, and agrees to indemnify and hold harmless Gartner, its officers, employees and agents, from and against any and all claims liabilities and losses (including reasonable attorney's fees) arising, directly or indirectly, out of the use of the Gartner Information in the Filing.

     This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without reference to conflict of law principles.


(Company)                               Gartner, Inc.


By: /s/ EMI HARNDEN                     BY: /s/ SALLY PINKERTON
   -----------------------------            --------------------------------
Name: Emi Harnden                       Name: Sally Pinkerton
Title: Marketing Manager                Title: VP, Vendor Relations
Date: June 21, 2004                     Date: June 21, 2004


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                                   EXHIBIT A


PeopleSupport Inc. would like to include the following quote in our S-1 filing with the SEC:

"According to Gartner worldwide spending on offshore BPO services is expected to exceed $3 billion worldwide in 2004 and is expected to exceed $24 billion in 2007. India currently accounts for the largest share of the offshore BPO market."

Gartner source document number: 115698, titled "India Will Generate $13 Billon from Offshore BPO Exports in 2007," Table 4-1 and figure 3-3. Published June 20, 2003. Report purchased by PeopleSupport for $1295 on June 21, 2004.